Filed pursuant to Rule 424(b)(3)

File No. 333-162033

TEUCRIUM CORN FUND

Supplement dated June 6, 2012

to

Prospectus dated May 1, 2012

This supplement amends, supplements, modifies, and/or provides information in addition to that contained in the Prospectus of the Teucrium Corn Fund dated May 1, 2012. It should be read in its entirety and kept together with your Prospectus for future reference.

The offering of Shares of the Teucrium Corn Fund, which was scheduled to terminate on June 7, 2012, is being extended to June 7, 2013, as permitted under the rules under the Securities Act of 1933. Accordingly, the following sections of the Prospectus are modified.

PROSPECTUS COVER

The third paragraph is replaced with the following:

This is a best efforts offering; the Distributor, Foreside Fund Services, LLC (the “Distributor”), is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to sell Shares. An Authorized Purchaser is under no obligation to purchase Shares. This is intended to be a continuous offering that will terminate on June 7, 2013, unless suspended or terminated at any earlier time for certain reasons specified in this prospectus or unless extended as permitted under the rules under the Securities Act of 1933. See “Prospectus Summary – The Shares” and “Creation and Redemption of Shares – Rejection of Purchase Orders” below.

PROSPECTUS SUMMARY – The Shares (Page 4)

The second paragraph is replaced with the following:

The offering of Shares under this prospectus is a continuous offering under Rule 415 of the 1933 Act and will terminate on June 7, 2013 unless it is extended beyond such date as permitted by applicable rules under the 1933 Act. The offering will terminate before such date or before the end of any extension period if all of the registered Shares have been sold. However, the Sponsor expects to cause the Trust to file one or more additional registration statements as necessary to permit additional Shares to be registered and offered on an uninterrupted basis. This offering may also be suspended or terminated at any time for certain specified reasons, including if and when suitable investments for the Fund are not available or practicable. See “Creation and Redemption of Shares –

Rejection of Purchase Orders” below. As discussed above, the minimum purchase requirement for Authorized Purchasers is a Creation Basket, which consists of 25,000 Shares. Under the plan of distribution, the Fund does not require a minimum purchase amount for investors who purchase Shares from Authorized Purchasers. There are no arrangements to place funds in an escrow, trust, or similar account.

THE OFFERING – Management of the Sponsor (Page 31)

The first paragraph is replaced with the following:

In general, under the Sponsor’s Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time, the Sponsor (and as a result the Trust and the Fund) is managed by the officers of the Sponsor.  Dale Riker, the Chief Executive Officer of the Sponsor, is responsible for the overall strategic direction of the Sponsor and will have general control of its business. Sal Gilbertie, the Chief Investment Officer and President of the Sponsor, is primarily responsible for new investment product development with respect to the Fund and each of the Teucrium Funds. Steve Kahler, the Chief Operating Officer, has assumed primary responsibility for trade operations, trade execution, and portfolio activities with respect to the Fund. Barbara Riker, the Chief Financial Officer, Chief Accounting Officer, and Chief Compliance Officer, acts as the Sponsor’s principal financial and accounting officer, which position includes the functions previously performed by the Treasurer of the Sponsor, and administers the Sponsor’s regulatory compliance programs. Furthermore, certain fundamental actions regarding the Sponsor, such as the removal of officers, the addition or substitution of members, or the incurrence of liabilities other than those incurred in the ordinary course of business and de minimis liabilities, may not be taken without the affirmative vote of a majority of the Class A members (which is generally defined as the affirmative vote of Mr. Gilbertie and one of the other two Class A members).  The Sponsor has no board of directors, and the Trust has no board of directors or officers. The three Class A members of the Sponsor are Sal Gilbertie, Dale Riker, and Carl N. Miller III.

The following officer biography is inserted immediately following Barbara Riker’s biography:

Steve Kahler, Chief Operating Officer, began working for the Sponsor in November 2011 as Managing Director in the trading division. He became the Chief Operating Officer on May 24, 2012 and has primary responsibility for the Trade Operations for the Funds. He maintains his main business office at 13520 Excelsior Blvd., Minnetonka, MN 55345. Mr. Kahler was approved by the NFA as a Principal of the Sponsor on May 16, 2012. Prior to his employment with the Sponsor, Mr. Kahler worked for Cargill Inc., an international producer and marketer of food, agricultural, financial and industrial products and services, from April 2006 until November 2011 in the Energy Division as Senior Petroleum Trader. In October 2006 and while employed at Cargill Inc., Mr. Kahler was approved as an NFA member registered under Cargill Commodity Services Inc., a commodity trading affiliate of Cargill Inc. Mr. Kahler graduated from the University of Minnesota with a Bachelors of Agricultural Business Administration in 1992 and is 44 years old.

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